UNITED STATES
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A

21004451

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SEC FILE NUMBER
8-65995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/20 (MM/DD/YY) AND ENDING 03/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PI Financial (US) Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900-666 Burrard Street
(No. and Street)

Vancouver	BC	V6C 3N1
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Andrew Murray 604-664-3665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1600-333 Seymour Street	Vancouver	BC	V6B0A4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, D. Andrew Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PI Financial (US) Corp., as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Richard W. Thomas
Barrister & Solicitor
(604) 664-3617

A notary public in, and for, the Province of British Columbia. My commission is of the non-expiring type.

OATH OR AFFIRMATION

I, D. Andrew Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PI Financial (US) Corp., as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Richard W. Thomas
Barrister & Solicitor
(604) 664-3617

A notary public in, and for, the Province of British Columbia. My commission is of the non-expiring type.

Grant Thornton

Financial Statements

PI Financial (US) Corp.

(Expressed in US dollars)

March 31, 2021 and 2020

Contents

Grant Thornton

Report of Independent Registered Public Accounting Firm

Grant Thornton LLP
Suite 1600
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 604 687 2711
F +1 604 685 6569

To the shareholder and Board of Directors of
PI Financial (US) Corp.

Opinion on the financial statements

We have audited the accompanying statements of financial position of PI Financial (US) Corp. (the "Company") as of March 31, 2021 and 2020, the related statements of income and comprehensive income, statements of cash flows, and statements of changes in stockholder's equity, and the related notes and schedules (collectively referred to as the "financial statements") for the years then ended. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years ended March 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Grant Thornton

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary information

The information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, III and IV. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

We have served as the Company's auditor since 2006.

Grant Thornton LLP

Chartered Professional Accountants

Vancouver, Canada
May 21, 2021

PI Financial (US) Corp.
Statements of Financial Position

(Expressed in US dollars)

March 31		2021		2020
Assets				
Cash	**$**	**2,015,264**	$	1,495,173
Accounts receivable		**9,817**		5,600
Due from parent company (Note 6)		**29,098**		15,829
Due from clients		**-**		783,995
Income tax receivable		**-**		20,872
Prepaid expenses		**6,790**		2,862
Total assets	**$**	**2,060,969**	$	2,324,331
Liabilities				
Accounts payable and accrued liabilities	**$**	**37,136**	$	25,604
Due to brokers and dealers		**-**		783,995
Income tax payable		**9,096**		-
Total liabilities		**46,232**		809,599
Stockholder's equity				
Share capital (Note 5)		**1,225,100**		1,225,100
Retained earnings		**682,814**		385,895
Cumulative translation adjustment		**106,823**		(96,263)
Total equity		**2,014,737**		1,514,732
Total liabilities and stockholder's equity	**$**	**2,060,969**	$	2,324,331

On behalf of the board

_______________ Director _______________ Director

The accompanying notes are an integral part of these financial statements.

PI Financial (US) Corp.
Statements of Income and Comprehensive Income

(Expressed in US dollars)

Years ended March 31	2021	2020
Revenue		
Institutional sales	$ 1,300,211	$ 723,440
New issues and private placements	31,971	6,045
Interest	12,381	39,775
Total revenue	1,344,563	769,260
Variable compensation	514,911	283,861
Gross profit	829,652	485,399
Expenses		
Audit and legal	32,078	23,001
Clearing fees (Note 6)	149,426	99,530
Consulting	-	9,122
Data processing	111,576	92,211
Insurance	-	765
Memberships	21,895	14,967
Office and miscellaneous	747	502
Overhead allocation (Note 6)	39,071	-
Premises rental (Note 6)	-	44,990
Research fees (Note 6)	46,324	17,776
Trading fees (Note 6)	22,756	8,739
Total expenses	423,873	311,603
Income before income taxes	405,779	173,796
Income tax expense (Note 9)	108,860	47,987
Net income	296,919	125,809
Other comprehensive income (loss)		
Translation to reporting currency	203,086	(110,900)
Total comprehensive income	$ 500,005	$ 14,909

The accompanying notes are an integral part of these financial statements.

PI Financial (US) Corp.
Statements of Cash Flows

(Expressed in US dollars)

Years ended March 31		2021		2020
Cash derived from (applied to)				
Operating				
Net income	$	**296,919**	$	125,809
Change in non-cash operating working capital				
(Increase) decrease in accounts receivable		**(4,217)**		3,962
(Increase) decrease in amounts due from parent company		**(13,269)**		26,974
Decrease (increase) in income tax receivable		**20,872**		(20,872)
Decrease (increase) in due from clients		**783,995**		(783,995)
(Decrease) increase in due to brokers and dealers		**(783,995)**		783,995
(Increase) decrease in prepaid expenses		**(3,928)**		3,112
Increase (decrease) in accounts payable and accrued liabilities		**11,532**		(6,126)
Increase (decrease) in income tax payable		**9,096**		(19,442)
Net cash flows from operating activities		**317,005**		113,417
Financing				
Dividends paid		**-**		(300,000)
Net cash flows from financing activities		**-**		(300,000)
Net increase (decrease) in cash		**317,005**		(186,583)
Cash, beginning of year		**1,495,173**		1,792,656
Effect of exchange rates on cash		**203,086**		(110,900)
Cash, end of year	**$**	**2,015,264**	$	1,495,173

Supplemental cash flow information				
Interest received	**$**	**12,381**	$	39,775
Income tax paid, net		**(131,500)**		(91,838)

PI Financial (US) Corp.
Statements of Changes in Stockholder's Equity
(Expressed in US dollars)
Years ended March 31, 2021 and 2020

	Share Capital			Cumulative	
	Shares	Amount	Retained earnings	translation adjustment	Total
Balance, March 31, 2019	1,225,100	$ 1,225,100	$ 560,086	$ 14,637	$ 1,799,823
Net income, year ended March 31, 2020	-	-	125,809	-	125,809
Dividends paid (Note 6(c))	-	-	(300,000)	-	(300,000)
Cumulative translation adjustment	-	-	-	(110,900)	(110,900)
Balance, March 31, 2020	1,225,100	1,225,100	385,895	(96,263)	1,514,732
Net income, year ended March 31, 2021	-	-	296,919	-	296,919
Cumulative translation adjustment	-	-	-	203,086	203,086
Balance, March 31, 2021	**1,225,100**	**$ 1,225,100**	**$ 682,814**	**$ 106,823**	**$ 2,014,737**

The accompanying notes are an integral part of these financial statements.

1. Nature of operations

PI Financial (US) Corp. (the "Company") is a broker/dealer registered under the United States Securities Exchange Act of 1934 and incorporated under the Business Corporations Act (British Columbia) on January 13, 2003.

The Company became a registrant with the Financial Industry Regulatory Authority ("FINRA") of the United States of America on December 2, 2003.

The Company is a wholly-owned subsidiary of PI Financial Corp. and transacts exclusively with institutional investors on delivery versus payment or receipt versus payment basis. The Company does not hold client securities or funds beyond settlement date. All securities transactions are processed through its parent company, PI Financial Corp., which acts as the clearing and settlement agent for the Company.

On March 11, 2020, the World Health Organization officially declared the COVID-19 outbreak a pandemic. The pandemic has forced governments to implement extraordinary measures to slow the progress of infections and to stabilize disrupted economies and financial markets. The Company has deployed initiatives in order to protect the health and safety of its employees, to support its clients and mitigate the impact of the crisis while ensuring continuity of its activities. The pandemic has not had a negative impact on the Company's financial condition to date. The majority of the Company's employees continue to work from home with no significant disruption to operations and client service. Management will continue to monitor and assess the situation and respond accordingly.

2. Summary of significant accounting policies

Generally accepted accounting principles ("GAAP")

These financial statements are presented in United States (US) dollars and prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of presentation

These financial statements are prepared based on a settlement date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results may differ from those estimates.

Cash

Cash includes cash on hand, held at one financial institution.

2. Summary of significant accounting policies (continued)

Revenue recognition

In accordance with Revenue from Contracts with Customers ("ASC 606"), the Company recognizes revenue when its customer obtains control of the goods or services, in an amount that reflects the consideration which the Company expects to be entitled in exchange for those goods or services.

To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, it performs the following five steps:

i. identify the contract(s) with a customer;
ii. identify the performance obligations in the contract;
iii. determine the transaction price;
iv. allocate the transaction price to the performance obligations in the contract; and
v. recognize revenue when (or as) the entity satisfies a performance obligation.

Institutional sales revenue consists of revenue generated through commission based brokerage services provided to institutional clients, recognized on a settlement date basis.

New issues and private placement revenue consists of commissions earned on private placements of securities. Commissions earned on private placements of securities are recorded when the underlying transaction is completed under the engagement terms and the related revenue is reasonably determinable.

Interest revenue consists of amounts earned on cash deposited in bank accounts. The interest is recognized as it is earned.

Foreign currency translation

The Company's functional currency is the Canadian dollar. These financial statements have been translated into US dollars for regulatory purposes. All assets and liabilities accounts denominated in Canadian dollars are translated into US dollars at the exchange rate in effect at the statements of financial position date. Revenues and expenses denominated in Canadian dollars are translated at the exchange rate in effect at the transaction date. Foreign exchange gains and losses are included in the determination of comprehensive income for the year.

Income taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current period and deferred tax assets and liabilities for future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not factored into the measurement. Deferred tax assets are reduced, if necessary, by a valuation allowance where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more-likely-than-not criterion.

2. Summary of significant accounting policies (continued)

Accounting for uncertainty in income taxes

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

3. Financial instruments, fair value measurements

The Company follows guidance under ASC 820 *Fair Value Measurements* with regard to financial assets and liabilities measured at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 inputs that are either directly or indirectly observable such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable; or other inputs not directly observable, but derived principally from, or corroborated by, observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. All financial instruments are subsequently measured at amortized cost.

4. Financial instruments

Fair value

The financial instruments of the Company consist of cash, accounts receivable, due from parent company, due from clients, accounts payable and accrued liabilities and due to brokers and dealers. The carrying value approximates fair value due to their short maturities.

Risk management

In the normal course of business the Company is exposed to credit risk, liquidity risk, market risk, fair value risk, interest rate risk and foreign exchange risk. These risks are managed in the following manner:

(a) Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. To minimize its exposure, the Company trades only for institutional investors, requires settlement of securities transactions on a delivery against payment basis, monitors credit exposures, monitors the total value of transactions with counterparties, and maintains the majority of its cash with high credit quality financial institutions. There was $1,935,741 in cash exceeding the federally insured limits at March 31, 2021 (2020 – $1,424,686). During the year, there may be times when uninsured cash is higher or lower.

As at March 31, 2021 and 2020, all accounts receivable, due from clients and due from parent company are current. Management believes that counterparty concentrations are in the normal course of business and are not unusual. No provisions have been made for any potential uncollectable accounts.

(b) Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's management oversees the liquidity risk management program to ensure the Company has access to enough readily available funds to cover its financial obligations as they come due. The Company's business requires capital for operating and regulatory purposes. The assets reflected on the statements of financial position are highly liquid. Amounts due from parent company are non-interest bearing and have no set terms of repayment.

(c) Market risk

Market risk is the risk that the fair value or future cash flows of the financial instrument will fluctuate because of changes in market prices. For purposes of disclosure, the Company segregates market risk into three categories: fair value risk, interest rate risk and foreign exchange risk.

Fair value risk

Fair value risk is the potential for loss from an adverse movement in the value of a financial instrument. It is management's opinion that the Company is not exposed to significant fair value risk from these financial instruments.

4. Financial instruments (continued)

Risk management (continued)

(c) Market risk (continued)

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments held by the Company. The Company is exposed to interest rate risk on the cash balances held.

Interest rate sensitivity analysis

The following table provides the effect on net income if interest rates were to decrease or increase by 100 basis points ("bp") for the years ended March 31, 2021 and 2020, applied to the balances as of this date. This analysis assumes that all other variables remain constant.

	Carrying value	Effect of a 100 bp increase in interest rates on net income	Effect of a 100 bp decrease in interest rates on net income
March 31, 2021			
Cash	**$ 2,015,264**	**$ 20,153**	**$ (13,008)**
March 31, 2020			
Cash	$ 1,495,173	$ 14,952	$ (9,638)

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates of financial amounts denominated in US dollars. The Company incurs foreign exchange risk on financial instruments denominated in currencies other than its functional currency, which includes cash, accounts receivable, and accounts payable and accrued liabilities. The Company is not materially impacted by foreign exchange risk.

5. Share capital

		2021	2020
Authorized			
100,000,000	common shares without par value		
Issued			
1,225,100	common shares	**$ 1,225,100**	$ 1,225,100

(Expressed in US dollars)

6. Related party transactions

(a) During the year ended March 31, 2021, the Company paid research and trading fees of $69,080 (2020 - $26,515), clearing fees of $149,426 (2020 - $99,530), premises rental of $Nil (2020 - $44,990) and overhead allocation of $39,071 (2020 - $Nil) to its parent company, PI Financial Corp.

(b) At March 31, 2021, amounts due from parent company include $29,098 (2020 - $15,829) due from PI Financial Corp.

(c) During the year ended March 31, 2021, the Company paid dividends of $Nil (2020 - $300,000) to PI Financial Corp.

The above transactions occurred in the normal course of operations and are measured at the exchange amount as agreed to by the related parties. The amounts are unsecured and non-interest bearing with no set terms of repayment.

7. Concentrations

For the year ended March 31, 2021, one (2020 - two) customer accounted for more than 10% of the Company's institutional sales and new issues and private placement revenue totalling approximately $796,000 (2020 - $510,000).

8. Capital requirements

The Company requires capital for operating and regulatory purposes including the funding of current and future operations. The capital structure is defined as stockholder's equity which comprises share capital and retained earnings.

The Company's capital management framework is designed to exceed the level of capital that will meet the Company's regulatory capital requirements, fund current and future operations, and ensure that the Company is able to meet its financial obligations as they become due.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company follows the primary (aggregate indebtedness) method under rule 15c3-1 with the K(2)(i) exemption which requires the Company to maintain minimum net capital equal to the greater of $100,000 and one-fifteenth of aggregate indebtedness. If the net capital ratio exceeds 10 to 1, the Company may not withdraw equity capital or pay cash dividends.

At March 31, 2021, the Company had net capital of $1,849,415 (2020 - $1,379,704) which was $1,749,415 (2020 - $1,279,704) in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.025 to 1. As at March 31, 2021, the Company was in compliance with all minimum regulatory requirements (Schedule 1).

Net capital is a non-GAAP measure and it is a prescribed calculation by the Securities and Exchange Commission's Uniform Net Capital Rule. As a result, the measure may not be comparable to similar measures prescribed by other companies.

(Expressed in US dollars)

9. Income taxes

Under the International Financial Activity Act of the Province of British Columbia, certain operations of the Company qualify as prescribed activities for provincial tax relief thereby reducing the applicable statutory rate.

	2021	2020	2021	2020
	Percentage of Income			
Income taxes at the statutory rate	**27.0**	27.0	$ **109,560**	$ 46,925
International financial business recovery of provincial taxes	**-**	0.2	**-**	410
Rate differential and other	**(0.2)**	0.4	**(700)**	652
Income tax provision	**26.8**	27.6	$ **108,860**	$ 47,987

10. Subsequent event

The Company has evaluated subsequent events through May 21, 2021, which is the date the financial statements were available to be issued. Based on such evaluation, no such events have occurred that in the opinion of management warrant disclosure in or adjustment to the financial statements.

PI Financial (US) Corp.
Focus Report - Part IIA - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

(Expressed in US dollars)
March 31, 2021 Firm ID: 127404

1			Total ownership equity (o/e)	$ 2,014,737
2			Deduct o/e not allowable for net capital (NC)	-
3			Total o/e qualified for net capital	2,014,737
4			Add:	
	A		Allowable subordinated liabilities	-
	B		Other deductions or credits	
			Description	
			FINRA Rule 3020(b)(2)	-
5			Total capital and allowable subloans	2,014,737
6			Deductions and/or charges:	
	A		Total non-allowable assets	(45,705)
	B		Aged fail to deliver	-
		1.	Number of items	-
	F		Other deductions and/or charges	-
7			Other additions and/or allowable credits	-
8			Net capital before haircuts	1,969,032
9			Haircuts on securities:	
	A		Contractual commitments	-
	B		Subordinated debt	-
	C		Trading and investment sec:	
		1	Exempted securities	-
		2	Debt securities	-
		3	Options	-
		4	Other securities	-
	D		Undue concentration	-
	E		Other	
			Description: haircut on Canadian dollar denominated accounts of $1,497,750	(119,617)
10			Net capital	$ 1,849,415
11			Minimum net capital required (based on 6 2/3% of total aggregate indebtedness)	$ 3,082
12			Minimum dollar requirement	$ 100,000
13			Net capital requirement (greater of line 11 or 12)	$ 100,000
14			Excess net capital	$ 1,749,415
15			Net capital less greater of (net capital - 10% of AI or 120% Net Capital Requirement)	$ 1,729,415

PI Financial (US) Corp.
Focus report - Part IIA - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

(Expressed in US dollars)
March 31, 2021 Firm ID: 127404

Computation of aggregate indebtedness (AI)

16	Total AI liability from statement of financial condition	$	46,232
17	Add:		
A	Drafts for immediate credit		-
B	Market value of sec borrowed where no equivalent value is paid or credited		-
C	Other unrecorded amounts		-
19	Total aggregate indebtedness	$	46,232
20	Ratio of AI/NC		2.50%
29	Percentage of debt to debt equity		0.00%

PI Financial (US) Corp.
Other Representations

(Expressed in US dollars)
March 31, 2021 Firm ID: 127404

Schedule: Computation of determination of reserve requirements pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2021. PI Financial (US) Corp. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Information relating to the possession or control requirements under Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2021. PI Financial (US) Corp. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Report describing any material inadequacies found to exist since the date of the last audit

This particular report is not applicable to the above firm as at March 31, 2021. There have been no material inadequacies found to exist since the date of the last annual audit.

PI Financial (US) Corp.
Reconciliation of Computation of Net Capital

(Expressed in US dollars)
March 31, 2021 Firm ID: 127404

Net capital per firm (per March 31, 2021 focus report submitted April 30, 2021)	$	1,849,415
Add: no adjustments		-
Deduct: no adjustments		-
Net capital per audited computation of net capital as at March 31, 2021	$	1,849,415

PI Financial (US) Corp.
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

(Expressed in US dollars)
March 31, 2021

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
PI Financial (US) Corp.
Vancouver, Canada

In planning and performing our audit of the financial statements of PI Financial (US) Corp. (the "Company"), as at and for the year ended March 31, 2021, in accordance with the auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PI Financial (US) Corp.
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

(Expressed in US dollars)
March 31, 2021

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described herein and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2021 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vancouver, Canada
May 21, 2021

Chartered Professional Accountants